

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 15, 2018

Shawn Nelson
Chief Executive Officer
The Lovesac Company
Two Landmark Square, Suite 300
Stamford, CT 06901

> **Re: The Lovesac Company**
> **Registration Statement on Form S-1**
> **Filed April 20, 2018**
> **File No. 333-224358**

Dear Mr. Nelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2018 letter.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

Strong Brand Loyalty, page 4

1.   We note your response to prior comment 7 and your explanation of how you calculate CLV. Please revise to present this measure with respect to fiscal 2018 so as to provide comparability to this metric. Also, please disclose whether you are seeing any trends associated with spending by your 2015 cohort.

Our Growth Strategies, page 5

2.   Under the heading "Continue to Build on Our Brand" we note your discussion of the impact of marketing on your gross profit. Please tell us how you determined that your brand building efforts related to paid search, social media and affiliate marketing directly resulted in specific sales such that you can quantify the increase in gross profit related to this marketing spend. Similarly, we note your statement that incremental gross profit was 76% greater with television advertisements and 111% greater with direct mail starter kits than the marketing spend in these categories. Please tell us how you determined the specific sales that are directly attributable to your television advertisements and the specific sales that are directly attributable to customers acting on the direct mail starter kits they received such that you can quantify these amounts, and disclose for what period the amounts are representative. As part of your response, tell us how you consider the impact of customer loyalty, showrooms, and your shop in shops when attributing specific sales to your marketing spending. Please also apply this comment to the similar disclosure on page 37.

Summary of the Offering, page 9

3.   We have read your response to comment 10 and have the following comments:

- Your disclosure within Note 7 to your audited financial statements indicates that the warrants have down-round features. Please confirm our assumption that you expect the IPO price to be less than the warrant exercise price of $6.87 disclosed in Note 7, after adjustment for the reverse stock split, or advise us why you disclose here that the exercise price will equal the IPO price.

- We note the Company early adopted ASU 2017-11. Please tell us in more detail how you will measure and account for the effect of the down-round feature once triggered.

- Lastly, it appears from your disclosures that you expect the down-round feature will be triggered by the offering. Please explain to us whether you plan to give pro forma effect of the triggering of the down-round feature within pro forma net loss per common share as presented in your Summary Consolidated Financial and Operating Data and your Selected Consolidated Financial Information. In this regard, it appears there could be an adjustment to the numerator in your pro forma loss per share calculation.

4.   Please refer to your "Use of proceeds" disclosure and tell us why you continue to indicate that a portion of the proceeds will be used to repay debt, or revise.

Summary Consolidated Financial and Operating Data, page 10

5.   We note your disclosure of Net Loss. To make this disclosure more meaningful to investors in this offering, please also prominently disclose Net Loss Attributable to Common Stockholders. Also apply this comment to your Selected Consolidated Financial Information.

Dilution, page 33

6.   We note your revisions in response to comment 18. Please revise the narrative above the first dilution table to clearly define both pro forma net tangible book value and pro forma as adjusted net tangible book value. Based on the line items currently shown in your dilution table, it appears that pro forma net tangible book value may include the effect of the conversion of preferred stock, and pro forma as adjusted net tangible book value may further include the effect of the offering.

Management's Discussion and Analysis, page 37

Overview, page 37

7.   Your added disclosure on page 37 indicates that you "plan to open showrooms in new markets without long-term commitments until the profitability of a showroom in that market can be proven." In light of your statement on page 22 that your "showroom leases are generally long term and non-cancelable, and [you] expect future showrooms to be subject to similar long term, non-cancelable leases," please revise to clarify how you plan to open showrooms in new markets without long-term commitments.

How We Assess the Performance of Our Business, page 38

Customer Lifetime Value and Customer Acquisition Cost, page 38

8.   In the new disclosure on page 38 that you have provided in response to comment 22, you state, "We believe that fiscal 2018 is the first fiscal year that our CAC fully reflects the implementation of changes to our operations that began in 2015." Please expand your disclosure here to include your CAC for at least fiscal 2017, or disclose why prior periods are unreflective of the changes to your operations that began in 2015. In this regard, we note your disclosure elsewhere stating that you began investing in marketing and advertising in 2017.

Basis of Presentation and Results of Operations, page 39

9.   Please refer to your discussion of gross profit on page 40. Please revise to explain why the costs of your Sactionals and Sacs products decreased in fiscal 2018. Similarly please revise your discussion of gross profit on page 41 to explain why the costs of your Sactionals products increased and the costs of your Sacs products decreased in fiscal 2017. We believe that disclosing the primary drivers of changes in your product costs will permit investors to better assess the likelihood that current results are indicative of future results.

Executive Compensation, page 66

Summary Compensation Table, page 66

10.   The summary compensation table on page 66 indicates that you awarded $140,000 in bonuses to Messrs. Nelson and Krause and $130,000 in bonuses to Ms. Dellomo in fiscal 2018. Of these amounts, only the $50,000 signing bonus awarded to Mr. Krause appears to be specifically addressed by the subsequent disclosure on pages 67 to 68. Please revise to disclose the circumstances around which you awarded the remainder of these bonus amounts. If you awarded these amounts in connection with the named executive officer's respective employment agreement terms, please revise to make this clear and to disclose the associated target and actual EBITDA amounts. Refer to Item 402(o) of Regulation S-K.

Employment Arrangements, page 67

Shawn Nelson Employment Agreement, page 67

11.   With respect to your discussion of Mr. Nelson's annual bonus eligibility, the target and payout percentages you disclose here do not appear to coincide with those contained in Section 3.2(a) of the employment agreement filed as Exhibit 10.6. Please revise or advise.

Consolidated Financial Statements for the Fiscal Year Ended February 4, 2018

Consolidated Notes to the Financial Statements

Note 1 - Operating and Significant Accounting Policies

Revenue Recognition, page F-10

12.   We have read your response to comment 40 and your disclosure on page F-10. We
        have the following comments:

        • Based on your website, it appears that custom covers may be ineligible for returns
          and all other merchandise may be returned within 30 days. Please confirm our
          understanding or tell us your sales return policy in reasonable detail.

        • Please tell us in further detail how you concluded returns were not material such
          that a reserve for estimated returns was unnecessary at the end of the fiscal years
          presented. Since your response indicates that you do not track sales returns
          separately from any other changes made to an order, such as a change to the ship-
          to location, it is unclear to us how you were able to reach this conclusion.
          Additionally, with reference to SAB Topic 1:M, please note that a quantitative
          assessment of materiality is not limited to comparing the amount of the item to net
          sales.

Product Warranty, page F-15

13.   We note your response to comment 42. Tell us in further detail why management has
        not recorded a warranty reserve in the historical financial statements. In this regard,
        warranty reserves typically include management's best estimate of the projected costs
        to repair or to replace any items under warranty, based on actual warranty experience.
        It appears you have known warranty experience. Further, with reference to SAB
        Topic 1:M, please note that a quantitative assessment of materiality is not limited to
        comparing the amount of the item to net sales.

Note 11 – Barter Arrangements, page F-31

14.   We note that you entered into an agreement with a third party during fiscal 2018 to
        exchange inventory for media credits. Please explain to us the nature of the
        transaction and your accounting in greater detail, including how you determined the
        fair value of the inventory you exchanged and provide us with the journal entries you
        recorded for this transaction. In this regard, it appears from your disclosure that you
        may have exchanged inventory with a cost basis of $577,326 and a fair value of

$534,407 for media credits. Lastly, please provide all disclosures required by ASC 845-10-50-1 and 50-2.

Note 12 – Subsequent Events, page F-31

15.   We note the warrants were amended and restated to replace the aggregate dollar value of each warrant with a fixed number of warrant shares. Also, you state, "As a result of the conversion to warrant shares, warrant holders will receive additional shares of common stock upon exercise than they would have under the original warrants." Please tell us, and briefly disclose, why the terms were amended as we believe this is important information to investors. Additionally, summarize for us how you accounted for the conversion of the warrants to warrant shares citing for us the literature you relied on. Lastly, please disclose the fixed number of warrant shares outstanding as a result of the conversion and the total number of shares of common stock that warrant shareholders will receive upon exercise.

16.   We note the Company amended the conversion features of the preferred stock. Please tell us, and briefly disclose, what necessitated the amendments as we believe this is important information to investors. Further, tell us how you accounted for the amendments and how you will account for the conversion of the preferred stock into common stock, citing the GAAP literature you relied on to support your accounting. Please ensure your accounting analysis addresses the beneficial conversion feature you disclosed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products